Exhibit 99.1

Press Release May 4, 2023

HF Sinclair Corporation Reports 2023 First Quarter Results and Announces Regular Cash Dividend

•	Reported net income attributable to HF Sinclair stockholders of $353.3 million, or $1.79 per diluted share, and adjusted net income of $394.1 million, or $2.00 per diluted share, for the first quarter

•	Reported EBITDA of $652.8 million and Adjusted EBITDA of $704.8 million for the first quarter

•	Returned $333.6 million to shareholders through dividends and share repurchases in the first quarter

•	Announced a regular quarterly dividend of $0.45 per share

Dallas, Texas, May 4, 2023 - HF Sinclair Corporation (NYSE: DINO) (“HF Sinclair” or the “Company”) today reported first quarter net income attributable to HF Sinclair stockholders of $353.3 million, or $1.79 per diluted share, for the quarter ended March 31, 2023, compared to $160.0 million, or $0.90 per diluted share, for the quarter ended March 31, 2022. Excluding the adjustments shown in the accompanying earnings release table, adjusted net income attributable to HF Sinclair stockholders for the first quarter of 2023 was $394.1 million, or $2.00 per diluted share, compared to $175.6 million, or $0.99 per diluted share, for the first quarter of 2022, which excludes certain items that collectively decreased net income by $15.7 million.

HF Sinclair’s incoming CEO, Tim Go, commented, “HF Sinclair delivered strong first quarter results, despite heavy planned turnaround activity in the quarter. We returned over $333 million in cash to shareholders through buybacks and dividends, demonstrating our commitment to our capital return strategy. As we enter summer driving season, we are focused on safe and reliable operations and further integrating the Sinclair assets so that we are well positioned for success in all of our business segments.

“Today we also announced a non-binding offer to purchase all outstanding common units of HEP not already owned by HF Sinclair (the “Proposed HEP Transaction”). We believe the Proposed HEP Transaction simplifies HF Sinclair’s corporate structure, reduces costs and further supports the integration and optimization of our portfolio.”

Refining segment income before interest and income taxes was $441.0 million for the first quarter of 2023 compared to $113.1 million for the first quarter of 2022. The segment reported EBITDA of $544.1 million for the first quarter of 2023 compared to $207.7 million for the first quarter of 2022. This increase was primarily driven by higher refining margins in both the West and Mid-Continent regions, which resulted in higher refining segment earnings in the quarter. Consolidated refinery gross margin was $23.70 per produced barrel, an 87% increase compared to $12.69 for the first quarter of 2022. Crude oil charge averaged 498,500 barrels per day (“BPD”) for the first quarter of 2023 compared to 525,080 BPD for the first quarter of 2022. This decrease was primarily a result of turnarounds at our Puget Sound, El Dorado and Woods Cross refineries in the first quarter of 2023.

Renewables segment loss before interest and income taxes was $(64.6) million for the first quarter of 2023 compared to $(22.1) million for the first quarter of 2022. The segment reported Adjusted EBITDA of $3.0 million for the first quarter of 2023 compared to $(24.9) million for the first quarter of 2022. Total sales volumes were 46 million gallons for the first quarter of 2023 as compared to 5 million gallons for the first quarter of 2022.

Marketing segment income before interest and income taxes was $0.5 million for the first quarter of 2023 compared to $5.3 million for the first quarter of 2022 and reported EBITDA of $6.4 million for the first quarter of 2023 compared to $5.8 million for the first quarter of 2022. Total branded fuel sales volumes were 328 million gallons for the first quarter of 2023 as compared to 85 million gallons for the first quarter of 2022.

Lubricants and Specialty Products segment income before interest and income taxes was $78.5 million for the first quarter of 2023 compared to $124.7 million in the first quarter of 2022. The segment reported EBITDA of $98.5 million for the first quarter of 2023 compared to $145.3 million in the first quarter of 2022. This decrease was largely driven by the positive FIFO impact from consumption of lower priced feedstock inventory in the first quarter of 2022.

Holly Energy Partners, L.P. (“HEP”) reported EBITDA of $87.8 million for the first quarter of 2023 compared to $72.8 million for the first quarter of 2022 and Adjusted EBITDA of $108.4 million for the first quarter of 2023 compared to $85.3 million for the first quarter of 2022.

For the first quarter of 2023, net cash provided by operations totaled $177.7 million. At March 31, 2023, the Company’s cash and cash equivalents totaled $1,364.9 million, a $300.1 million decrease over cash and cash equivalents of $1,665.1 million at December 31, 2022. During the first quarter of 2023, the Company announced and paid a regular dividend of $0.45 per share to shareholders totaling $88.0 million and spent $245.6 million on share repurchases. Additionally, the Company’s consolidated debt was $3,240.2 million. The Company’s debt, exclusive of HEP debt, which is nonrecourse to HF Sinclair, was $1,699.9 million at March 31, 2023.

HF Sinclair also announced today that its Board of Directors declared a regular quarterly dividend in the amount of $0.45 per share, payable on June 1, 2023 to holders of record of common stock on May 18, 2023.

The Company has scheduled a webcast conference call for today, May 4, 2023, at 8:30 AM Eastern Time to discuss first quarter financial results. This webcast may be accessed at https://events.q4inc.com/attendee/866338392. An audio archive of this webcast will be available using the above noted link through May 18, 2023.

HF Sinclair Corporation, headquartered in Dallas, Texas, is an independent energy company that produces and markets high-value light products such as gasoline, diesel fuel, jet fuel, renewable diesel and other specialty products. HF Sinclair owns and operates refineries located in Kansas, Oklahoma, New Mexico, Wyoming, Washington and Utah and markets its refined products principally in the Southwest U.S., the Rocky Mountains extending into the Pacific Northwest and in other neighboring Plains states. HF Sinclair supplies high-quality fuels to more than 1,500 branded stations and licenses the use of the Sinclair brand at more than 300 additional locations throughout the country. In addition, subsidiaries of HF Sinclair produce and market base oils and other specialized lubricants in the U.S., Canada and the Netherlands, and export products to more than 80 countries. Through its subsidiaries, HF Sinclair produces renewable diesel at two of its facilities in Wyoming and also at its facility in Artesia, New Mexico. HF Sinclair also owns a 47% limited partner interest and a non-economic general partner interest in Holly Energy Partners, L.P., a master limited partnership that provides petroleum product and crude oil transportation, terminalling, storage and throughput services to the petroleum industry, including HF Sinclair subsidiaries.

The following is a “safe harbor” statement under the Private Securities Litigation Reform Act of 1995: The statements in this press release relating to matters that are not historical facts are “forward-looking statements” based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties, including those contained in our filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements use words such as “anticipate,” “project,” “will,” “expect,” “plan,” “goal,” “forecast,” “strategy,” “intend,” “should,” “would,” “could,” “believe,” “may,” and similar expressions and statements regarding our plans and objectives for future operations. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that our expectations will prove correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in such statements. Any differences could be caused by a number of factors, including, but not limited to, the negotiation and execution, and the terms and conditions, of a definitive agreement relating to the Proposed HEP Transaction and the ability of the Company or HEP to enter into or consummate such agreement; the risk that the Proposed HEP Transaction does not occur; negative effects from the pendency of the Proposed HEP Transaction; failure to obtain the required approvals for the Proposed HEP Transaction; the time required to consummate the Proposed HEP Transaction; the focus of management time and attention on the Proposed HEP Transaction and other disruptions arising from the Proposed HEP Transaction; limitations on the Company’s ability to effectuate share repurchases due to market conditions and corporate, tax, regulatory and other considerations; the Company’s and HEP’s ability to successfully integrate the Sinclair Oil Corporation (now known as Sinclair Oil LLC) and Sinclair Transportation Company LLC businesses acquired from The Sinclair Companies (now known as REH Company) (collectively, the “Sinclair Transactions”) with their existing operations and fully realize the expected synergies of the Sinclair Transactions or on the expected timeline; the Company’s ability to successfully integrate the operation of the Puget Sound refinery with its existing operations; the demand for and supply of crude oil and refined products, including uncertainty regarding the effects of the continuing coronavirus (“COVID-19”) pandemic on future demand and increasing societal expectations that companies address climate change; risks and uncertainties with respect to the actions of actual or potential competitive suppliers and transporters of refined petroleum products or lubricant and specialty products in the Company’s markets; the spread between market prices for refined products and market prices for crude oil; the possibility of constraints on the transportation of refined products or lubricant and specialty products; the possibility of inefficiencies, curtailments or shutdowns in refinery operations or pipelines, whether due to reductions in demand, accidents, unexpected leaks or spills, unscheduled shutdowns, infection in the workforce, weather events, civil unrest, expropriation of assets, and other economic, diplomatic, legislative, or political events or developments, terrorism, cyberattacks, or other catastrophes or disruptions affecting our operations, production facilities, machinery, pipelines and other logistics assets, equipment, or information systems, or any of the foregoing of our suppliers, customers, or third-party providers, and any potential asset impairments resulting from, or the failure to have adequate insurance coverage for or receive insurance recoveries from, such actions; the effects of current and/or future governmental and environmental regulations and policies, including the effects of current and/or future restrictions on various commercial and economic activities in response to the COVID-19 pandemic and increases in interest rates; the availability and cost of financing to the Company; the effectiveness of the Company’s capital investments and marketing strategies; the Company’s and HEP’s efficiency in carrying out and consummating construction projects, including the Company’s ability to complete announced capital projects on time and within capital guidance; the Company’s and HEP’s ability to timely obtain or maintain permits, including those necessary for operations or capital projects; the ability of the Company to acquire refined or lubricant product operations or pipeline and terminal operations on acceptable terms and to integrate any existing or future acquired operations; the possibility of terrorist or cyberattacks and the consequences of any such attacks; uncertainty regarding the effects and duration of global hostilities, including the Russia-Ukraine war, and any associated military campaigns which may disrupt crude oil supplies and markets for the Company’s refined products and create instability in the financial markets that could restrict the Company’s ability to raise capital; general economic conditions, including economic slowdowns caused by a local or national recession or other adverse economic condition, such as periods of increased or prolonged inflation; and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s and HEP’s SEC filings. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RESULTS OF OPERATIONS

Financial Data (all information in this release is unaudited)

	Three Months Ended March 31,		Change from 2022
	2023	2022	Change	Percent

	(In thousands, except per share data)
Sales and other revenues	$7,565,142	$7,458,750	$106,392	1%
Operating costs and expenses:
Cost of products sold:
Cost of products sold (exclusive of lower of cost or market inventory valuation adjustment)	6,104,057	6,502,012	(397,955)	(6)
Lower of cost or market inventory valuation adjustment	47,597	(8,551)	56,148	(657)

	6,151,654	6,493,461	(341,807)	(5)
Operating expenses (exclusive of depreciation and amortization)	639,383	477,434	161,949	34
Selling, general and administrative expenses (exclusive of depreciation and amortization)	95,913	110,422	(14,509)	(13)
Depreciation and amortization	173,983	144,601	29,382	20

Total operating costs and expenses	7,060,933	7,225,918	(164,985)	(2)

Income from operations	504,209	232,832	271,377	117
Other income (expense):
Earnings of equity method investments	3,882	3,626	256	7
Interest income	19,935	997	18,938	1,899
Interest expense	(45,822)	(34,859)	(10,963)	31
Gain on foreign currency transactions	870	139	731	526
Gain on sale of assets and other	1,631	3,895	(2,264)	(58)

	(19,504)	(26,202)	6,698	(26)

Income before income taxes	484,705	206,630	278,075	135
Income tax expense	99,700	21,329	78,371	367

Net income	385,005	185,301	199,704	108
Less net income attributable to noncontrolling interest	31,739	25,327	6,412	25

Net income attributable to HF Sinclair stockholders	$353,266	$159,974	$193,292	121%

Earnings per share attributable to HF Sinclair stockholders:
Basic	$1.79	$0.90	$0.89	99%

Diluted	$1.79	$0.90	$0.89	99%

Cash dividends declared per common share	$0.45	$—	$0.45	100%

Average number of common shares outstanding:
Basic	195,445	175,081	20,364	12%
Diluted	195,445	175,081	20,364	12%
EBITDA	$652,836	$359,766	$293,070	81%
Adjusted EBITDA	$704,753	$376,707	$328,046	87%

Balance Sheet Data

	March 31,	December 31,
	2023	2022

	(In thousands)
Cash and cash equivalents	$1,364,930	$1,665,066
Working capital	$3,440,795	$3,502,790
Total assets	$18,006,008	$18,125,483
Total debt	$3,240,245	$3,255,472
Total equity	$10,050,527	$10,017,572

Segment Information

Our operations are organized into five reportable segments, Refining, Renewables, Marketing, Lubricants and Specialty Products and HEP. Our operations that are not included in one of these five reportable segments are included in Corporate and Other. Intersegment transactions are eliminated in our consolidated financial statements and are included in Eliminations. Corporate and Other and Eliminations are aggregated and presented under the Corporate, Other and Eliminations column.

The Refining segment represents the operations of our El Dorado, Tulsa, Navajo, Woods Cross and Puget Sound refineries and HF Sinclair Asphalt Company LLC (“Asphalt”). Effective with our acquisition that closed on March 14, 2022, the Refining segment includes our Parco and Casper refineries. Refining activities involve the purchase and refining of crude oil and wholesale marketing of refined products, such as gasoline, diesel fuel and jet fuel. These petroleum products are primarily marketed in the Mid-Continent, Southwest and Rocky Mountains extending into the Pacific Northwest geographic regions of the United States. Asphalt operates various asphalt terminals in Arizona, New Mexico and Oklahoma.

The Renewables segment represents the operations of our Cheyenne renewable diesel unit (“RDU”), which was mechanically complete in the fourth quarter of 2021 and operational in the first quarter of 2022, the pre-treatment unit at our Artesia, New Mexico facility, which was completed and operational in the first quarter of 2022 and the Artesia RDU, which was completed and operational in the second quarter of 2022. Also, effective with our acquisition that closed on March 14, 2022, the Renewables segment includes the Sinclair RDU.

Effective with our acquisition that closed on March 14, 2022, the Marketing segment represents branded fuel sales to Sinclair branded sites in the United States and licensing fees for the use of the Sinclair brand at additional locations throughout the country. The Marketing segment also includes branded fuel sales to non-Sinclair branded sites from legacy HollyFrontier agreements and revenues from other marketing activities. Our branded sites are located in several states across the United States with the highest concentration of the sites located in our West and Mid-Continent regions.

The Lubricants and Specialty Products segment represents Petro-Canada Lubricants Inc.’s production operations, located in Mississauga, Ontario, that includes lubricant products such as base oils, white oils, specialty products and finished lubricants, and the operations of our Petro-Canada Lubricants business that includes the marketing of products to both retail and wholesale outlets through a global sales network with locations in Canada, the United States, Europe and China. Additionally, the Lubricants and Specialty Products segment includes specialty lubricant products produced at our Tulsa refineries that are marketed throughout North America and are distributed in Central and South America and the operations of Red Giant Oil Company LLC, one of the largest suppliers of locomotive engine oil in North America. Also, the Lubricants and Specialty Products segment includes Sonneborn, a producer of specialty hydrocarbon chemicals such as white oils, petrolatums and waxes with manufacturing facilities in the United States and Europe.

The HEP segment includes all of the operations of HEP, which owns and operates logistics and refinery assets consisting of petroleum product and crude oil pipelines, terminals, tankage, loading rack facilities and refinery processing units in the Mid-Continent, Southwest and Rocky Mountains geographic regions of the United States. The HEP segment also includes 50% ownership interests in each of the Osage Pipeline (“Osage”), the Cheyenne Pipeline and Cushing Connect, a 25.06% ownership interest in the Saddle Butte Pipeline and a 49.995% ownership interest in the Pioneer Pipeline. Revenues from the HEP segment are earned through transactions with unaffiliated parties for pipeline transportation, rental and terminalling operations as well as revenues relating to pipeline transportation services provided for our refining operations. Due to certain basis differences, our reported amounts for the HEP segment may not agree to amounts reported in HEP’s periodic public filings.

	Refining	Renewables	Marketing	Lubricants and Specialty Products	HEP	Corporate, Other and Eliminations	Consolidated Total

	(In thousands)
Three Months Ended March 31, 2023
Sales and other revenues:
Revenues from external customers	$5,665,214	$202,413	$937,385	$733,714	$26,416	$—	$7,565,142
Intersegment revenues	1,053,401	95,603	—	5,796	116,878	(1,271,678)	—

	$6,718,615	$298,016	$937,385	$739,510	$143,294	$(1,271,678)	$7,565,142
Cost of products sold (exclusive of lower of cost or market inventory)	$5,617,911	$262,738	$924,049	$538,003	$—	$(1,238,644)	$6,104,057
Lower of cost or market inventory valuation adjustment	$—	$47,597	$—	$—	$—	$—	$47,597
Operating expenses	$517,820	$31,371	$—	$63,593	$52,142	$(25,543)	$639,383
Selling, general and administrative expenses	$39,078	$915	$6,963	$39,264	$4,635	$5,058	$95,913
Depreciation and amortization	$103,123	$19,974	$5,871	$19,910	$24,465	$640	$173,983
Income (loss) from operations	$440,683	$(64,579)	$502	$78,740	$62,052	$(13,189)	$504,209
Income (loss) before interest and income taxes	$441,004	$(64,556)	$502	$78,540	$66,108	$(11,006)	$510,592
Net income attributable to noncontrolling interest	$—	$—	$—	$—	$1,752	$29,987	$31,739
Earnings of equity method investments	$—	$—	$—	$—	$3,882	$—	$3,882
Capital expenditures	$67,774	$4,844	$5,255	$8,649	$7,614	$5,933	$100,069

Three Months Ended March 31, 2022
Sales and other revenues:
Revenues from external customers	$6,371,894	$28,313	$277,041	$753,558	$27,944	$—	$7,458,750
Intersegment revenues	134,273	19,054	—	1,451	92,254	(247,032)	—

	$6,506,167	$47,367	$277,041	$755,009	$120,198	$(247,032)	$7,458,750
Cost of products sold (exclusive of lower of cost or market inventory)	$5,909,610	$44,271	$271,131	$504,577	$—	$(227,577)	$6,502,012
Lower of cost or market inventory valuation adjustment	$—	$(8,551)	$—	$—	$—	$—	$(8,551)
Operating expenses	$354,972	$27,096	$—	$66,001	$42,624	$(13,259)	$477,434
Selling, general and administrative expenses	$33,882	$872	$140	$41,749	$4,312	$29,467	$110,422
Depreciation and amortization	$94,681	$5,800	$501	$20,594	$21,586	$1,439	$144,601
Income (loss) from operations	$113,022	$(22,121)	$5,269	$122,088	$51,676	$(37,102)	$232,832
Income (loss) before interest and income taxes	$113,051	$(22,102)	$5,269	$124,701	$55,403	$(35,830)	$240,492
Net income attributable to noncontrolling interest	$—	$—	$—	$—	$3,263	$22,064	$25,327
Earnings of equity method investments	$—	$—	$—	$—	$3,626	$—	$3,626
Capital expenditures	$29,920	$98,769	$—	$6,370	$14,147	$9,090	$158,296

Refining Segment Operating Data

The following tables set forth information, including non-GAAP (generally accepted accounting principles) performance measures about our refinery operations. Refinery gross and net operating margins do not include the non-cash effects of lower of cost or market inventory valuation adjustments and depreciation and amortization. Reconciliations to amounts reported under GAAP are provided under “Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles” below.

The disaggregation of our refining geographic operating data is presented in two regions, Mid-Continent and West, to best reflect the economic drivers of our refining operations. The Mid-Continent region is comprised of the El Dorado and Tulsa refineries. The West region is comprised of the Puget Sound, Navajo, Woods Cross, Parco and Casper refineries. The refinery operations of the Parco and Casper refineries are included for the period March 14, 2022 (date of acquisition) through March 31, 2023.

	Three Months Ended March 31,
	2023	2022 (8)
Mid-Continent Region
Crude charge (BPD) (1)	211,390	290,200
Refinery throughput (BPD) (2)	231,260	305,390
Sales of produced refined products (BPD) (3)	205,010	280,260
Refinery utilization (4)	81.3%	111.6%
Average per produced barrel (5)
Refinery gross margin	$20.34	$9.32
Refinery operating expenses (6)	9.37	6.02

Net operating margin	$10.97	$3.30

Refinery operating expenses per throughput barrel (7)	$8.31	$5.53
Feedstocks:
Sweet crude oil	65%	63%
Sour crude oil	15%	14%
Heavy sour crude oil	11%	18%
Other feedstocks and blends	9%	5%

Total	100%	100%

Sales of produced refined products:
Gasolines	49%	50%
Diesel fuels	29%	33%
Jet fuels	8%	7%
Fuel oil	1%	1%
Asphalt	4%	3%
Base oils	5%	4%
LPG and other	4%	2%

Total	100%	100%

	Three Months Ended March 31,
	2023	2022 (8)
West Region
Crude charge (BPD) (1)	287,110	234,880
Refinery throughput (BPD) (2)	326,870	259,340
Sales of produced refined products (BPD) (3)	310,950	241,910
Refinery utilization (4)	68.7%	70.6%
Average per produced barrel (5)
Refinery gross margin	$25.92	$16.61
Refinery operating expenses (6)	12.32	9.33

Net operating margin	$13.60	$7.28

Refinery operating expenses per throughput barrel (7)	$11.72	$8.70
Feedstocks:
Sweet crude oil	32%	23%
Sour crude oil	40%	55%
Heavy sour crude oil	11%	7%
Black wax crude oil	5%	6%
Other feedstocks and blends	12%	9%

Total	100%	100%

Sales of produced refined products:
Gasolines	57%	52%
Diesel fuels	31%	27%
Jet fuels	4%	6%
Fuel oil	2%	10%
Asphalt	2%	2%
LPG and other	4%	3%

Total	100%	100%

Consolidated
Crude charge (BPD) (1)	498,500	525,080
Refinery throughput (BPD) (2)	558,130	564,730
Sales of produced refined products (BPD) (3)	515,960	522,170
Refinery utilization (4)	73.5%	88.6%
Average per produced barrel (5)
Refinery gross margin	$23.70	$12.69
Refinery operating expenses (6)	11.15	7.55

Net operating margin	$12.55	$5.14

Refinery operating expenses per throughput barrel (7)	$10.31	$6.98
Feedstocks:
Sweet crude oil	46%	45%
Sour crude oil	30%	32%
Heavy sour crude oil	10%	13%
Black wax crude oil	3%	3%
Other feedstocks and blends	11%	7%

Total	100%	100%

	Three Months Ended March 31,
	2023	2022 (8)
Consolidated
Sales of produced refined products:
Gasolines	54%	51%
Diesel fuels	30%	31%
Jet fuels	6%	6%
Fuel oil	1%	5%
Asphalt	3%	2%
Base oils	2%	2%
LPG and other	4%	3%

Total	100%	100%

(1)	Crude charge represents the barrels per day of crude oil processed at our refineries.
(2)	Refinery throughput represents the barrels per day of crude and other refinery feedstocks input to the crude units and other conversion units at our refineries.
(3)

Represents barrels sold of refined products produced at our refineries (including Asphalt and inter-segment sales) and does not include volumes of refined products purchased for resale or volumes of excess crude oil sold.

(4)	Represents crude charge divided by total crude capacity (BPSD). Our consolidated crude capacity is 678,000 BPSD.
(5)

Represents average amount per produced barrel sold, which is a non-GAAP measure. Reconciliations to amounts reported under GAAP are provided under “Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles” below.

(6)	Represents total Refining segment operating expenses, exclusive of depreciation and amortization, divided by sales volumes of refined products produced at our refineries.
(7)	Represents total Refining segment operating expenses, exclusive of depreciation and amortization, divided by refinery throughput.
(8)

We acquired the Parco and Casper refineries on March 14, 2022. Refining operating data for the three months ended March 31, 2022 includes crude oil and feedstocks processed and refined products sold at our Parco and Casper refineries for the period March 14, 2022 through March 31, 2022 only, averaged over the 90 days in the three months ended March 31, 2022.

Renewables Segment Operating Data

The following table sets forth information about our renewables operations and includes our Sinclair RDU for the period March 14, 2022 (date of acquisition) through March 31, 2023.

	Three Months Ended March 31,
	2023	2022
Renewables
Sales volumes (in thousand gallons)	46,012	4,943
Average per produced gallon (1)
Renewables gross margin (2)	$0.77	$0.63
Renewables operating expense (3)	0.68	5.48

Net operating margin	$0.09	$(4.85)

(1)

Represents average amount per produced gallons sold, which is a non-GAAP measure. Reconciliations to amounts reported under GAAP are provided under “Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles” below.

(2)	Includes renewable diesel sales, intercompany and third party RINs sales.
(3)	Represents total Renewables segment operating expenses, exclusive of depreciation and amortization, divided by sales volumes of renewable diesel produced at our renewable diesel units.

Marketing Segment Operating Data

The following table sets forth information about our marketing operations and includes our Sinclair branded fuel business for the period March 14, 2022 (date of acquisition) through March 31, 2023.

	Three Months Ended March 31,
	2023 (1)	2022
Marketing
Number of branded sites at period end	1,511	1,323
Sales volumes (in thousand gallons)	328,407	84,913
Margin per gallon of sales (1)	$0.04	$0.07

(1)	Includes non-Sinclair branded sites from legacy HollyFrontier agreements.
(2)

Represents average amount per gallon sold, which is a non-GAAP measure. Reconciliations to amounts reported under GAAP are provided under “Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles” below.

Lubricants and Specialty Products Segment Operating Data

The following table sets forth information about our lubricants and specialty products operations.

	Three Months Ended March 31,
	2023	2022
Lubricants and Specialty Products
Sales of produced products (BPD)	31,790	35,010
Sales of produced products:
Finished products	50%	51%
Base oils	29%	30%
Other	21%	19%

Total	100%	100%

Effective the first quarter of 2023, management views the Lubricants and Specialty Products segment as an integrated business of processing feedstocks into base oils and processing base oils into finished lubricant products along with the packaging, distribution and sales to customers.

Reconciliations to Amounts Reported Under Generally Accepted Accounting Principles

Reconciliations of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and EBITDA excluding special items (“Adjusted EBITDA”) to amounts reported under generally accepted accounting principles (“GAAP”) in financial statements.

Earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, is calculated as net income attributable to HF Sinclair stockholders plus (i) interest expense, net of interest income, (ii) income tax provision and (iii) depreciation and amortization. Adjusted EBITDA is calculated as EBITDA plus or minus (i) lower of cost or market inventory valuation adjustments, (ii) decommissioning costs, (iii) HF Sinclair’s pro-rata share of HEP’s share of Osage environmental remediation costs and (iv) acquisition integration and regulatory costs.

EBITDA and Adjusted EBITDA are not calculations provided for under accounting principles generally accepted in the United States; however, the amounts included in these calculations are derived from amounts included in our consolidated financial statements. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income or operating income as an indication of our operating performance or as an alternative to operating cash flow as a measure of liquidity. EBITDA and Adjusted EBITDA are not necessarily comparable to similarly titled measures of other companies. These are presented here because they are widely used financial indicators used by investors and analysts to measure performance. EBITDA and Adjusted EBITDA are also used by our management for internal analysis and as a basis for financial covenants.

Set forth below is our calculation of EBITDA and Adjusted EBITDA.

	Three Months Ended March 31,
	2023	2022

	(In thousands)
Net income attributable to HF Sinclair stockholders	$353,266	$159,974
Add interest expense	45,822	34,859
Subtract interest income	(19,935)	(997)
Add income tax expense	99,700	21,329
Add depreciation and amortization	173,983	144,601

EBITDA	$652,836	$359,766
Add (subtract) lower of cost or market inventory valuation adjustment	47,597	(8,551)
Add decommissioning costs	—	957
Add HF Sinclair’s pro-rata share of HEP’s share of Osage environmental remediation costs	410	—
Add acquisition integration and regulatory costs	3,910	24,535

Adjusted EBITDA	$704,753	$376,707

EBITDA attributable to our Refining segment is presented below:

	Three Months Ended March 31,
Refining Segment	2023	2022
	(In thousands)
Income before interest and income taxes (1)	$441,004	$113,051
Add depreciation and amortization	103,123	94,681

EBITDA	$544,127	$207,732

(1)	Income before interest and income taxes of our Refining segment represents income plus (i) interest expense, net of interest income and (ii) income tax provision.

EBITDA and Adjusted EBITDA attributable to our Renewables segment is set forth below:

	Three Months Ended March 31,
Renewables Segment	2023	2022

	(In thousands)
Loss before interest and income taxes (1)	$(64,556)	$(22,102)
Add depreciation and amortization	19,974	5,800

EBITDA	(44,582)	(16,302)
Add (subtract) lower of cost or market inventory valuation adjustment	47,597	(8,551)

Adjusted EBITDA	$3,015	$(24,853)

(1)	Loss before interest and income taxes of our Renewables segment represents loss plus (i) interest expense, net of interest income and (ii) income tax provision.

EBITDA attributable to our Marketing segment is set forth below:

	Three Months Ended March 31,
Marketing Segment	2023	2022

	(In thousands)
Income before interest and income taxes (1)	$502	$5,269
Add depreciation and amortization	5,871	501

EBITDA	$6,373	$5,770

(1)	Income before interest and income taxes of our Marketing segment represents income plus (i) interest expense, net of interest income and (ii) income tax provision.

EBITDA attributable to our Lubricants and Specialty Products segment is set forth below.

	Three Months Ended March 31,
Lubricants and Specialty Products Segment	2023	2022

	(In thousands)
Income before interest and income taxes (1)	$78,540	$124,701
Add depreciation and amortization	19,910	20,594

EBITDA	$98,450	$145,295

(1)	Income before interest and income taxes of our Lubricants and Specialty Products segment represents income plus (i) interest expense, net of interest income and (ii) income tax provision.

Reconciliations of refinery operating information (non-GAAP performance measures) to amounts reported under generally accepted accounting principles in financial statements.

Refinery gross margin and net operating margin are non-GAAP performance measures that are used by our management and others to compare our refining performance to that of other companies in our industry. We believe these margin measures are helpful to investors in evaluating our refining performance on a relative and absolute basis. Refinery gross margin per produced barrel sold is total Refining segment revenues less total Refining segment cost of products sold, exclusive of lower of cost or market inventory valuation adjustments, divided by sales volumes of produced refined products sold. Net operating margin per barrel sold is the difference between refinery gross margin and refinery operating expenses per produced barrel sold. These two margins do not include the non-cash effects of lower of cost or market inventory valuation adjustments or depreciation and amortization. Each of these component performance measures can be reconciled directly to our consolidated statements of operations. Other companies in our industry may not calculate these performance measures in the same manner.

Reconciliation of average refining net operating margin per produced barrel sold to refinery gross margin to refining sales and other revenues

	Three Months Ended March 31,
	2023	2022
	(Dollars in thousands, except per barrel amounts)
Consolidated
Refining segment sales and other revenues	$6,718,615	$6,506,167
Refining segment cost of products sold (exclusive of lower of cost or market inventory adjustment)	5,617,911	5,909,610

Refining segment gross margin	$1,100,704	$596,557

Refining segment operating expenses	$517,820	$354,972
Produced barrels sold (BPD)	515,960	522,170
Refinery gross margin per produced barrel sold	$23.70	$12.69
Less average refinery operating expenses per produced barrel sold	11.15	7.55

Net operating margin per produced barrel sold	$12.55	$5.14

Reconciliation of renewables operating information (non-GAAP performance measures) to amounts reported under generally accepted accounting principles in financial statements.

Renewables gross margin and net operating margin are non-GAAP performance measures that are used by our management and others to compare our renewables performance to that of other companies in our industry. We believe these margin measures are helpful to investors in evaluating our renewables performance on a relative and absolute basis. Renewables gross margin per produced gallon sold is total Renewables segment revenues less total Renewables segment cost of products sold, exclusive of lower of cost or market inventory valuation adjustments, divided by sales volumes of produced renewables products sold. Net operating margin per produced gallon sold is the difference between renewables gross margin and renewables operating expenses per produced gallon sold. These two margins do not include the non-cash effects of lower of cost or market inventory valuation adjustments and depreciation and amortization. Each of these component performance measures can be reconciled directly to our consolidated statements of operations. Other companies in our industry may not calculate these performance measures in the same manner.

Reconciliation of renewables gross margin and operating expenses to gross margin per produced gallon sold and net operating margin per produced gallon sold

	Three Months Ended March 31,
	2023	2022

	(In thousands, except for per gallon amounts)
Renewables segment sales and other revenues	$298,016	$47,367
Renewables segment cost of products sold	262,738	44,271
Lower of cost or market inventory adjustment	47,597	(8,551)

	(12,319)	11,647
Add (subtract) lower of cost or market inventory adjustment	47,597	(8,551)

Renewables gross margin	$35,278	$3,096

Renewables operating expense	$31,371	$27,096
Produced gallons sold (in thousand gallons)	46,012	4,943
Renewables gross margin per produced gallon sold	$0.77	$0.63
Less operating expense per produced gallon sold	0.68	5.48

Net operating margin per produced gallon sold	$0.09	$(4.85)

Reconciliation of marketing operating information (non-GAAP performance measures) to amounts reported under generally accepted accounting principles in financial statements.

Marketing gross margin is a non-GAAP performance measure that is used by our management and others to compare our marketing performance to that of other companies in our industry. We believe this margin measure is helpful to investors in evaluating our marketing performance on a relative and absolute basis. Marketing gross margin per gallon sold is total Marketing segment revenues less total Marketing segment cost of products sold divided by sales volumes of marketing products sold. This margin does not include the non-cash effects of depreciation and amortization. This component performance measure can be reconciled directly to our consolidated statements of operations. Other companies in our industry may not calculate these performance measures in the same manner.

Reconciliation of marketing gross margin to gross margin per gallon sold

	Three Months Ended March 31,
	2023	2022

	(In thousands, except for per gallon amounts)
Marketing segment sales and other revenues	$937,385	$277,041
Marketing segment cost of products sold	924,049	271,131

Marketing gross margin	$13,336	$5,910

Sales volumes (in thousand gallons)	328,407	84,913
Marketing segment gross margin per gallon sold	$0.04	$0.07

Reconciliation of net income attributable to HF Sinclair stockholders to adjusted net income attributable to HF Sinclair stockholders

Adjusted net income attributable to HF Sinclair stockholders is a non-GAAP financial measure that excludes non-cash lower of cost or market inventory valuation adjustments, decommissioning costs, HEP’s share of Osage environmental remediation costs and acquisition integration and regulatory costs. We believe this measure is helpful to investors and others in evaluating our financial performance and to compare our results to that of other companies in our industry. Similarly titled performance measures of other companies may not be calculated in the same manner.

	Three Months Ended March 31,
	2023	2022
	(In thousands, except per share amounts)
Consolidated
GAAP:
Income before income taxes	$484,705	$206,630
Income tax expense	99,700	21,329

Net income	385,005	185,301
Less net income attributable to noncontrolling interest	31,739	25,327

Net income attributable to HF Sinclair stockholders	353,266	159,974

Non-GAAP adjustments to arrive at adjusted results:
Lower of cost or market inventory valuation adjustment	47,597	(8,551)
Decommissioning costs	—	957
HEP’s share of Osage environmental remediation costs	870	—
Acquisition integration and regulatory costs	3,910	25,031

Total adjustments to income before income taxes	52,377	17,437
Adjustment to income tax expense (1)	11,096	1,274
Adjustment to net income attributable to noncontrolling interest	460	496

Total adjustments, net of tax	40,821	15,667

Adjusted results - Non-GAAP:
Adjusted income before income taxes	537,082	224,067
Adjusted income tax expense (2)	110,796	22,603

Adjusted net income	426,286	201,464
Less net income attributable to noncontrolling interest	32,199	25,823

Adjusted net income attributable to HF Sinclair stockholders	$394,087	$175,641

Adjusted earnings per share - diluted (3)	$2.00	$0.99

(1)	Represents adjustment to GAAP income tax expense to arrive at adjusted income tax expense, which is computed as follows:

	Three Months Ended March 31,
	2023	2022

	(In thousands)
Non-GAAP income tax expense (2)	$110,796	$22,603
Add GAAP income tax expense	99,700	21,329

Non-GAAP adjustment to income tax expense	$11,096	$1,274

(2)

Non-GAAP income tax expense is computed by (a) adjusting HF Sinclair’s consolidated estimated Annual Effective Tax Rate (“AETR”) for GAAP purposes for the effects of the above Non-GAAP adjustments, (b) applying the resulting Adjusted Non-GAAP AETR to Non-GAAP adjusted income before income taxes and (c) adjusting for discrete tax items applicable to the period.

(3)

Adjusted earnings per share - diluted is calculated as adjusted net income attributable to HF Sinclair stockholders divided by the average number of shares of common stock outstanding assuming dilution, which is based on weighted-average diluted shares outstanding as that used in the GAAP diluted earnings per share calculation. Income allocated to participating securities, if applicable, in the adjusted earnings per share calculation is calculated the same way as that used in GAAP diluted earnings per share calculation.

Reconciliation of effective tax rate to adjusted effective tax rate

	Three Months Ended March 31,
	2023	2022

	(Dollars in thousands)
GAAP:
Income before income taxes	$484,705	$206,630
Income tax expense	$99,700	$21,329
Effective tax rate for GAAP financial statements	20.6%	10.3%
Adjusted - Non-GAAP:
Effect of Non-GAAP adjustments	—%	(0.2)%
Effective tax rate for adjusted results	20.6%	10.1%

Additional Information and Where You Can Find It

This report does not constitute a solicitation of any vote or approval with respect to the Proposed HEP Transaction. This report relates to a proposed business combination between the Company and HEP. In connection with the Proposed HEP Transaction, subject to further developments and if a transaction is agreed, the Company and HEP expect to file a proxy statement and other documents with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND HEP ARE ADVISED TO CAREFULLY READ ANY PROXY STATEMENT AND ANY OTHER DOCUMENTS THAT HAVE BEEN FILED OR MAY BE FILED WITH THE SEC (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED HEP TRANSACTION, THE PARTIES TO THE PROPOSED HEP TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED HEP TRANSACTION. Any definitive proxy statement, if and when available, will be sent to securityholders of the Company and HEP relating to the Proposed HEP Transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by the Company or HEP with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from the Company’s website at www.hfsinclair.com under the Investor Relations tab or from HEP’s website at www.hollyenergy.com on the Investors page.

Participants in the Solicitation

The Company, HEP and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the Proposed HEP Transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 6, 2023; the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023; HEP’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the proxy statement and other relevant documents regarding the Proposed HEP Transaction (if and when available), which may be filed with the SEC.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FOR FURTHER INFORMATION, Contact:

Atanas H. Atanasov, Executive Vice President and

    Chief Financial Officer

Craig Biery, Vice President,

    Investor Relations

HF Sinclair Corporation

214-954-6510